

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2022

Peter Johnson
Chief Executive Officer
Eagle Bancorp Montana, Inc.
1400 Prospect Avenue
Helena, Montana 59601

> **Re: Eagle Bancorp Montana, Inc.**
> **Registration Statement on From S-4**
> **Filed March 18, 2022**
> **File No. 333-263697**

Dear Mr. Johnson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Susan Block at 202-551-3210 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance